January 21, 2026

Kelly W. Loyd
President and Chief Executive Officer
Evolution Petroleum Corporation
1155 Dairy Ashford Road, Suite 425
Houston, TX 77079

       Re: Evolution Petroleum Corporation
           Registration Statement on Form S-3
           Filed January 16, 2026
           File No. 333-292785
Dear Kelly W. Loyd:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    David S. Bakst